May 24, 2006

Mr.	Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

100 First Street N. E.

Washington, D.C. 20549

Re:	UnumProvident Corporation

Form 10-K for the fiscal year ended December 31, 2005

Filed March 3, 2006

File Number 001-11294

Dear Mr. Rosenberg:

In response to your letter dated April 28, 2006, we are providing the following information as requested, in corresponding order to the numbered items in the aforementioned letter (repeated in part for your convenience). We made the requested revisions for Comment 3 in our Form 10-Q for the quarter ended March 31, 2006 and will continue to use this expanded format. For Comments 1 and 2, we propose to provide these disclosures in future filings beginning with our Form 10-K for the year ended December 31, 2006, if acceptable to you.

Item 7. Management’s Discussion and Analysis of Financial Condition

Critical Accounting Policies. Page 40

1. We believe your disclosure in Management’s Discussion and Analysis regarding the reserves for policy and contract benefits could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Please provide us in disclosure-type format the following:

a.	Describe the methodologies used to calculate and evaluate the reserves for each type of business. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other methods considered.

b.	Discuss how each of your key assumptions in developing the reserves for policy and contract benefits has changed historically over the periods presented.

c.	Discuss how management has adjusted each of the key assumptions used in calculating the current year reserves given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions.

d.	Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions used would have on the December 31, 2005 reserves for policy and contract benefits and future operations. Merely applying a hypothetical percentage to your key assumptions and stating the impact it would have on affected expense does not appear to accomplish this objective. Also, explain why you provide sensitivity analysis of only the U.S. Brokerage group.

e.	Describe how management determines its provision for uncertainty and quantify the provision for uncertainty for each period presented.

Response:

Our proposed disclosure, revised using the 2005 Form 10-K disclosure, is shown below. In response to your question (d) as to why, in our 2005 Form 10-K, we provided sensitivity analysis of only the U.S. Brokerage group income protection line of business, our overall disclosure of our critical accounting policies for reserves included all of our business lines, but the sensitivity analysis was intended to be an example only. We chose to provide the sensitivity analysis for the U.S. Brokerage group income protection line of business because the total reserves for that line of business are over 28 percent of our consolidated net reserves, and the trends in our key reserving assumptions for that line of business have historically exhibited more estimation variability than have the trends for some of our other business lines. We will modify our disclosures going forward to provide variability/sensitivity analysis for any of our product lines where we believe it is reasonably possible that variability in the assumptions, in aggregate, may result in a material impact on our reserve levels. Our proposed disclosure is as follows.

Reserves for Policy and Contract Benefits

Our largest liabilities are reserves for claims that we estimate we will eventually pay to our policyholders. The two primary categories of reserves are policy reserves for claims not yet incurred and claim reserves for claims that have been incurred or are estimated to have been incurred but not yet reported to us. These reserves equaled $35.0 billion and $34.0 billion at December 31, 2005 and 2004, respectively, or approximately 80 percent of our total liabilities. Reserves ceded to reinsurers were $7.3 billion and $8.6 billion at December 31, 2005 and 2004, respectively, and are reported as reinsurance receivables in our consolidated statements of financial condition.

Policy Reserves

Policy reserves are established in the same period we issue a policy and equal the difference between projected future policy benefits and future premiums, allowing a margin for expenses and profit. These reserves relate primarily to our traditional non interest-sensitive products, including our individual income protection, individual and group long-term care, and voluntary workplace benefits products in our U.S. Brokerage segment; individual income protection products in our Unum Limited Segment; income protection and cancer and critical illness policies in our Colonial segment; and, the Individual Income Protection – Closed

Block segment products. The reserves are calculated based on assumptions that were appropriate at the date the policy was issued and are not subsequently modified unless the policy reserves become inadequate (i.e., loss recognition occurs).

•	Persistency assumptions are based on our actual historical experience adjusted for future expectations.

•	Claim incidence and claim resolution rate assumptions related to mortality and morbidity are based on industry standards adjusted as appropriate to reflect our actual experience.

•	Discount rate assumptions are based on our current and expected net investment returns.

In establishing policy reserves, we use assumptions that reflect our best estimate while considering the potential for adverse variances in actual future experience, which results in a total policy reserve balance that has an embedded reserve for adverse deviation. We do not, however, establish an explicit and separate reserve as a provision for adverse deviation from our assumptions.

We perform loss recognition tests on our policy reserves annually, or more frequently if appropriate, using best estimate assumptions as of the date of the test, without a provision for adverse deviation. We group the policy reserves for each major product line within a segment when we perform the loss recognition tests. If the policy reserves determined using these best estimate assumptions are higher than our existing policy reserves net of any deferred policy acquisition cost balance, the existing policy reserves are increased or deferred policy acquisition costs are reduced to immediately recognize the deficiency. Thereafter, the policy reserves for the product line are calculated using the same method we used for the loss recognition testing, referred to as the gross premium valuation method, wherein we use our best estimate as of the gross premium valuation (loss recognition) date rather than the initial policy issue date to determine the expected future claims, commissions, and expenses we will pay and the expected future gross premiums we will receive.

We maintain policy reserves for a policy for as long as the policy remains in force, even after a separate claim reserve is established.

Policy reserves for our U.S. Brokerage, Unum Limited, and Colonial segment products, which at December 31, 2005 represented approximately 24 percent, less than 1 percent, and 8 percent, respectively, of our total gross policy reserves, are determined using the net level premium method as prescribed by generally accepted accounting principles (GAAP). In applying this method, we use, as applicable by product type, morbidity and mortality incidence rate assumptions, claim resolution rate assumptions, and policy persistency assumptions, among others, to determine our expected future claim payments and expected future premium income. We then apply an interest, or discount, rate to determine the present value of the expected future claims, commissions, and expenses we will pay and the expected future premiums we will receive, with a provision for profit allowed.

Policy reserves for our Individual Income Protection – Closed Block segment, which at December 31, 2005, represented approximately 16 percent of our total gross policy reserves, are determined using the gross premium valuation method based on assumptions established as of January 1, 2004, the date of loss recognition. Key assumptions are policy persistency, claim incidence, claim resolution rates, commission rates, and maintenance expense rates. We then apply an interest, or discount, rate to determine the present value of the expected future claims, commissions, and expenses we will pay as well as the expected future premiums we will receive. There is no provision for profit. The interest rate is based on our expected net investment returns on the investment portfolio supporting the reserves for this segment. Under the gross premium valuation method, we do not include an embedded provision for the risk of adverse deviation from these assumptions. Gross premium valuation assumptions do not change after the date of loss recognition unless reserves are again determined to be deficient. We perform loss recognition tests on the policy reserves for this block of business quarterly. See our discussion entitled “Restructuring of Individual Income Protection – Closed Block Business” under “2004 Significant Transactions and Events” contained herein for a discussion of our reserve assumption changes as of January 1, 2004.

The Other segment includes products no longer actively marketed, the majority of which have been reinsured. Policy reserves for this segment represent $6.2 billion on a gross basis, or approximately 52 percent, of our total policy reserves. We have ceded $4.7 billion of the related policy reserves to reinsurers. The ceded reserve balance is reported in our financial statements as a reinsurance receivable. We continue to service a block of group pension products, which we have not ceded, and the policy reserves for these products are based on expected mortality rates and retirement rates. Expected future payments are discounted at interest rates reflecting the anticipated investment returns for the assets supporting the liabilities.

Claim Reserves

Claim reserves are established when a claim is incurred or is estimated to have been incurred but not yet reported (IBNR) to us and, as prescribed by GAAP, equals our long-term best estimate of the present value of the liability for future claim payments and claim adjustment expenses. A claim reserve is based on actual known facts regarding the claim, such as the benefits available under the applicable policy, the covered benefit period, and the age and occupation of the claimant, as well as assumptions derived from our actual historical experience and expected future changes in experience for factors such as the claim duration and discount rate. Reserves for IBNR claims, similar to incurred claim reserves, include our assumptions for claim duration and discount rates but because we do not yet know the facts regarding the specific claims, are also based on historical incidence rate assumptions, including claim reporting patterns, the average cost of claims, and the expected volumes of incurred claims. Our incurred claim reserves and IBNR claim reserves do not include any provision for the risk of adverse deviation from our assumptions.

Claim reserves, unlike policy reserves, are subject to revision as current claim experience and projections of future factors affecting claim experience change. Each quarter we review our emerging experience to ensure that our claim reserves are appropriate. If we believe, based on our actual experience and our view of future events, that our long-term assumptions need to be modified, we adjust our reserves accordingly with a charge or credit to our current period income.

Multiple estimation methods exist to establish claim reserve liabilities, with each method having its own advantages and disadvantages. Available reserving methods utilized to calculate claim reserves include the tabular reserve method, the paid development method, the incurred loss development method, the count and severity method, and the expected claim cost method. No singular method is better than the others in all situations and for all product lines. The estimation methods we have chosen are those that we believe produce the most reliable reserves at that time.

Claim reserves supporting our U.S. Brokerage group and individual income protection and group and individual long-term care lines of business and our Individual Income Protection – Closed Block Segment represent approximately 38 percent and 44 percent, respectively, of our total claim reserves at December 31, 2005. We use a tabular reserve methodology for group and individual long-term income protection and group and individual long-term care claims that have been reported. Under the tabular reserve methodology, reserves for reported claims are based on certain characteristics of the actual reported claimants, such as age, length of time disabled, and medical diagnosis. We believe the tabular reserve method is the most accurate to calculate long-term liabilities and allows us to use the most available known facts about each claim. IBNR claim reserves for our long-term products are calculated using the count and severity method using historical patterns of the claims to be reported and the associated claim costs. For group short term-income protection products, an estimate of the value of future payments to be made on claims already submitted, as well as IBNR claims, is determined in aggregate rather than on the individual claimant basis that we use for our long-term products, using historical patterns of claim incidence as well as historical patterns of aggregate claim resolution rates. The average length of time between the event triggering a claim under a policy and the final resolution of those claims is much shorter for these products than for our long-term liabilities and results in less estimation variability.

Claim reserves supporting the U.S. Brokerage group life and accidental death and dismemberment products represent approximately 4 percent of our total claim reserves at December 31, 2005. Claim reserves for these products are related primarily to death claims reported but not yet paid, IBNR death claims, and a liability for waiver of premium benefits. The death claim reserve is based on the actual face amount to be paid, the IBNR reserve is calculated using the count and severity method, and the waiver of premium benefits reserve is calculated using the tabular reserve methodology.

Claim reserves supporting our Unum Limited segment represent approximately 9 percent of our total claim reserves at December 31, 2005, and are calculated using generally the same methodology that we use for U.S. Brokerage income protection and group life reserves. The persistency rates we assume in calculating claim reserves for this line of business are based on standard United Kingdom industry experience, adjusted for Unum Limited’s own experience.

The majority of the Colonial segment lines of business have short-term benefits, which have less estimation variability than our long-term products because of the shorter claim payout period. Our claim reserves for Colonial’s lines of business, which approximate 1 percent of our total claim reserves at December 31, 2005, are predominantly determined using the incurred loss development method based on our own experience. The incurred loss development method uses the historical patterns of payments by loss date to predict future claim payments for each loss date. Where the incurred loss development method may not be appropriate, we estimate the incurred claims using an expected claim cost per policy or other measure of exposure. The key assumptions for claim reserves for the Colonial lines of business are: 1) the timing, rate, and amount of estimated future claim payments; and 2) the estimated expenses associated with the payment of claims.

The following table displays policy reserves, incurred claim reserves, and IBNR claim reserves by major product line, with the summation of the policy reserves and claim reserves shown both gross and net of the associated reinsurance receivables. Incurred claim reserves represent reserves determined for each incurred claim and also include estimated amounts for litigation expenses and other expenses associated with the payment of the claims as well as provisions for claims which we estimate will be reopened for our long-term care products. IBNR claim reserves include provisions for incurred but not reported claims and a provision for reopened claims for our income protection products. The IBNR and reopen claim reserves for our income protection products are developed and maintained in aggregate based on historical monitoring that has only been on a combined basis.

(in millions of dollars)

	December 31, 2005
	Gross						Total Reinsurance Ceded	Total Net
	Policy Reserves	%	Claim Reserves		%	Total (1)
			Incurred	IBNR
Group Income Protection	$—	—	$7,207.9	$698.6	34.3%	$7,906.5	$112.4	$7,794.1
Group Life and Accidental Death & Dismemberment	63.2	0.5%	669.9	237.6	3.9%	970.7	4.5	966.2
Individual Income Protection - Recently Issued	393.7	3.3%	604.8	77.8	3.0%	1,076.3	70.3	1,006.0
Long-term Care	1,683.9	14.1%	165.2	32.1	0.9%	1,881.2	52.5	1,828.7
Voluntary Workplace Benefits	734.8	6.2%	23.0	32.3	0.2%	790.1	12.6	777.5

U.S. Brokerage Segment	2,875.6	24.1%	8,670.8	1,078.4	42.3%	12,624.8	252.3	12,372.5

Unum Limited Segment	24.4	0.2%	1,866.8	242.9	9.2%	2,134.1	117.9	2,016.2

Colonial Segment	955.9	8.0%	224.3	83.7	1.3%	1,263.9	38.3	1,225.6

Individual Income Protection - Closed Block Segment	1,880.0	15.8%	9,588.5	428.9	43.5%	11,897.4	1,492.4	10,405.0

Other Segment	6,200.0	51.9%	623.8	239.6	3.7%	7,063.4	5,436.1	1,627.3

Consolidated	$11,935.9	100.0%	$20,974.2	$2,073.5	100.0%	$34,983.6	$7,337.0	$27,646.6

	December 31, 2004
	Gross						Total Reinsurance Ceded	Total Net
	Policy Reserves	%	Claim Reserves		%	Total (1)
			Incurred	IBNR
Group Income Protection	$—	—	$6,878.8	$781.9	34.4%	$7,660.7	$127.7	$7,533.0
Group Life and Accidental Death & Dismemberment	62.0	0.5%	645.3	261.8	4.1%	969.1	2.3	966.8
Individual Income Protection - Recently Issued	354.9	3.0%	511.2	72.0	2.6%	938.1	66.1	872.0
Long-term Care	1,342.6	11.5%	135.9	28.4	0.7%	1,506.9	47.8	1,459.1
Voluntary Workplace Benefits	665.4	5.7%	20.7	31.4	0.2%	717.5	11.7	705.8

U.S. Brokerage Segment	2,424.9	20.7%	8,191.9	1,175.5	42.0%	11,792.3	255.6	11,536.7

Unum Limited Segment	31.3	0.3%	1,965.9	206.9	9.7%	2,204.1	114.2	2,089.9

Colonial Segment	889.3	7.6%	206.7	71.9	1.3%	1,167.9	47.4	1,120.5

Individual Income Protection - Closed Block Segment	2,251.6	19.3%	9,389.9	360.3	43.8%	12,001.8	3,110.1	8,891.7

Other Segment	6,092.5	52.1%	498.4	217.7	3.2%	6,808.6	5,100.9	1,707.7

Consolidated	$11,689.6	100.0%	$20,252.8	$2,032.3	100.0%	$33,974.7	$8,628.2	$25,346.5

(1)	Equals the sum of “Policy and Contract Benefits” and “Reserves for Future Policy and Contract Benefits,” as reported in our consolidated statements of financial condition, less the unrealized adjustment to reserves for future policy and contract benefits that reflects the changes that would be necessary to policyholder liabilities if the unrealized gains and losses related to our available-for-sale securities had been realized. See Note 7 of our “Notes to Consolidated Financial Statements” for a reconciliation.

Key Assumptions

The calculation of policy and claim reserves involves numerous assumptions, but the primary assumptions used to calculate reserves are (1) the discount rate, (2) the claim resolution rate, and (3) the claim incidence rate for policy reserves and IBNR claim reserves. Of these assumptions, our discount rate and claim resolution rate assumptions have historically had the most significant effects on our level of reserves because many of our product lines provide benefit payments over an extended period of time.

(1) The discount rate, which is used in calculating both policy reserves and incurred and IBNR claim reserves, is the interest rate that we use to discount future claim payments to determine the present value. A higher discount rate produces a lower reserve. If the discount rate is higher than our future investment returns, our invested assets will not earn enough investment income to support our future claim payments. In this case, the reserves may eventually be insufficient. We set our assumptions based on our current and expected future investment yield of the assets supporting the reserves, considering current and expected future market conditions. If the investment yield on new investments that are purchased is below or above the investment yield of the existing investment portfolio, it is likely that the discount rate assumption on new claims will be established below or above the discount rate assumption on existing claims to reflect the new investment yield.

(2) The claim resolution rate, used for both policy reserves and incurred and IBNR claim reserves, is the rate of probability that a disability claim will close due to recovery or death of the insured. It is important because it is used to estimate how long benefits will be paid for a claim. Estimated resolution rates that are set too high will result in reserves that are lower than they need to be to pay the claim benefits over time. Claim resolution assumptions involve many factors, including the cause of disability, the policyholder’s age, the type of contractual benefits provided, and the time since initially becoming disabled. We use our own claim experience to develop our claim resolution assumptions. These assumptions are established separately for the probability of death and the probability of recovery from disability. Our studies review actual claim resolution experience over a number of years, with more weight placed on our experience in the more recent years. We also consider any expected future changes in claim resolution experience.

(3) The incidence rate, used for policy reserves and IBNR claim reserves, is the rate at which new claims are submitted to us. The incidence rate is affected by many factors including the age of the insured, the insured’s occupation or industry, the benefit plan design, and certain external factors such as consumer confidence and levels of unemployment. We establish our incidence assumption using a historical review of actual incidence results along with an outlook of future incidence expectations.

Establishing reserve assumptions is complex and involves many factors. Reserves, particularly for policies offering insurance coverage for long-term disabilities, are dependent on numerous assumptions other than just those presented in the preceding discussion. The impact of internal and external events, such as changes in claims management procedures, economic trends such as the rate of unemployment and the level of consumer confidence, the emergence of new diseases, new trends and developments in medical treatments, and legal trends and legislative changes, among other factors, will influence claim incidence and resolution rates. Reserve assumptions differ by product line and by policy type within a product line. Additionally, in any period and over time, our actual experience may have a positive or negative variance from our long-term assumptions, either singularly or collectively, and these variances may offset each other. We test the overall adequacy of our reserves using all assumptions and with a long-term view of our expected experience over the life of a block of business rather than test just one or a few assumptions independently that may be aberrant over a short period of time. Therefore it is not possible to bifurcate the assumptions to evaluate the sensitivity of a change in each assumption, but rather in the aggregate by product line. We have presented in the following section an overview of our trend analysis for key assumptions and the results of variability in our assumptions, in aggregate, for the reserves which we believe are reasonably possible to have a material impact on our future financial results if actual claims yield a materially different amount than what we currently expect and have reserved for, either favorable or unfavorable.

Trends in Key Assumptions

Because our actual experience regarding persistency and claim incidence has varied very little from our policy reserve and IBNR claim reserve assumptions, we have had minimal adjustments to our persistency assumptions and claim incidence assumptions during 2004 and 2005. Generally, we do not expect our mortality and morbidity claim incidence trends or our persistency trends to change significantly in the short-term, and to the extent that these trends do change, we expect those changes to be gradual over a longer period of time.

Actual interest rates and the assumptions we use to discount our reserves have generally trended downward for all segments and product lines during 2004 and 2005. Reserve discount rate assumptions for new policies and new claims have been adjusted to reflect our current and expected net investment returns. Changes in our discount rate assumptions tend to occur gradually over a longer period of time because of the long duration investment portfolio needed to support the reserves for the majority of our lines of business.

The mortality rate experience and the retirement rate experience for our block of group pension products have both remained stable and consistent with expectations.

Claim resolution rates have a greater chance of significant variability in a shorter period of time than our other reserve assumptions. These rates are reviewed on a quarterly basis for the death and recovery components separately. Claim resolution rates in our U.S. Brokerage segment group and individual long-term income protection product lines and our Individual Income Protection – Closed Block segment have over the last several years exhibited some variability. Claim resolution rates are very sensitive to operational and environmental changes and can be volatile over short periods of time. We consider the recent variability in our claim resolution rate experience to be primarily the result of a temporary reduction in the operating effectiveness of our U.S. Brokerage claims management performance. Our claim resolution rate assumption used in determining reserves is our expectation of the resolution rate we will experience over the life of the block of business and will vary from actual experience in any one period.

We monitor and test our reserves for adequacy relative to all of our assumptions in the aggregate. In our estimation, scenarios based on reasonably possible variations in each of our reserve assumptions, when modeled together in aggregate, could produce a potential result, either positive or negative, in our U.S. Brokerage group long-term income protection line of business that would change our reserve balance by +/- 2.5 percent. Using our actual claim reserve balance at December 31, 2005, this variation would have resulted in an approximate change (either positive or negative) of $180 million to our claim reserves. Using the same sensitivity analysis approach for our Individual Income Protection – Closed Block segment, the claim reserve balance could potentially vary by +/- 2.0 percent of our reported balance, which at December 31, 2005, would have resulted in an approximate change of $200 million positive or negative. We believe that these ranges provide a reasonable estimate of the possible changes in reserve balances for those product lines where we believe it is possible that variability in the assumptions, in aggregate, could result in a material impact on our reserve levels, but we record our reserves based on our long-term best estimate. Because these product lines have long-term claim payout periods, there is a greater potential for significant variability in claim costs, either positive or negative.

See our discussion entitled “Reserve Strengthening” under “2003 Significant Transactions and Events” contained herein for a discussion of our reserve assumption changes during 2003 for our U.S. Brokerage group income protection claim reserves.

Deferred Policy Acquisition Costs, Page 43

2. Please provide us in disclosure-type format the impacts that changes in these estimates have had in the periods presented, if any. Include a discussion of the sensitivity of these estimates to reasonably possible changes in these assumptions.

Response:

Our proposed disclosure, revised using the 2005 Form 10-K disclosure, is as follows.

Deferred Policy Acquisition Costs (DAC)

We defer certain costs incurred in acquiring new business and amortize (expense) these costs over the life of the related policies. Deferred costs include certain commissions, other agency compensation, selection and policy issue expenses, and field expenses. Acquisition costs that do not vary with the production of new business, such as commissions on group products which are generally level throughout the life of the policy, are excluded from deferral.

Over 90 percent of our DAC relates to traditional non interest-sensitive products, and we amortize the DAC in proportion to the premium income we expect to receive over the life of the policies in accordance with the provisions of Statement of Financial Accounting Standards No. 60, Accounting and Reporting by Insurance Enterprises. Key assumptions used in developing the future amortization of DAC are future persistency and future premium income. We use our own historical experience and expectation of the future performance of our businesses in determining the expected persistency and premium income. The estimated premium income in the early years of the amortization period is higher than in the later years due to higher anticipated policy persistency in the early years, which results in a greater proportion of the costs being amortized in the early years of the life of the policy. During the years 2005, 2004, and 2003, our key assumptions used to develop the future amortization have not changed materially. Generally, we do not expect our persistency or interest rates to change significantly in the short-term, and to the extent that these trends do change, we expect those changes to be gradual over a longer period of time.

Presented below are our assumptions regarding the length of our amortization periods and the approximate DAC balance that remains at the end of years 10 and 15, as a percentage of the cost initially deferred.

	Amortization Period	Balance Remaining as a % of Initial Deferral
		Year 10	Year 15
U.S. Brokerage
Group Income Protection	20	25%	10%
Group Life and Accidental Death & Dismemberment	15	15%	0%
Supplemental and Voluntary
Individual Income Protection–Recently Issued	20	65%	35%
Long-term Care	20	55%	30%
Voluntary Workplace Benefits	15	10%	0%

Unum Limited	15	20%	0%

Colonial	17	20%	10%

Amortization of DAC on traditional products is adjusted to reflect the actual policy persistency as compared to the anticipated experience, and as a result, the unamortized balance of DAC reflects actual persistency. We may experience accelerated amortization if policies terminate earlier than projected. Because our actual experience regarding persistency and premium income has varied very little from our assumptions during the last three years, we have had minimal adjustments to our projected amortization of DAC during those years. We measure the recoverability of DAC annually by performing gross premium valuations. Our testing indicates that our DAC is recoverable.

Item 8. Financial Statements and Supplementary Data, Page 99

3. Explain to us the nature of cash flows included in the caption “other” within operating activities on the statements of cash flows for all three years. Tell us where in the filing these cash flows are discussed or explain to us why you did not explain these cash flows or include a more descriptive caption.

Response:

An expanded cash flow statement for the years ending December 31, 2005, 2004, and 2003 is presented as follows. We incorporated a similar format in our first quarter 2006 Form 10-Q cash flow statement. We believe that our previous reporting of the reconciliation of net income to net cash flow from operating activities included all major classes of reconciling items, and we reported the amount of income taxes paid in Note 8 and the amount of interest paid in Note 9, as required by SFAS 95. We do, however, concur that this revised format is more descriptive of our adjustments from net income to net cash flow from operating activities, and we will in all future filings incorporate the expanded format.

	Year Ended December 31
	2005	2004	2003
	(in millions of dollars)
Cash Flows from Operating Activities
Net Income (Loss)	$513.6	$(253.0)	$(386.4)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities
Change in Receivables	(56.9)	(97.0)	(31.8)
Change in Deferred Policy Acquisition Costs	(55.7)	(128.6)	(226.8)
Change in Insurance Reserves and Liabilities	1,319.7	1,714.6	2,437.1
Change in Income Tax Liabilities	90.2	(141.1)	(168.4)
Change in Other Accrued Liabilities	(44.0)	(39.6)	6.8
Non-cash Adjustments to Net Investment Income	(368.6)	(461.7)	(494.5)
Net Realized Investment (Gain) Loss	6.7	(28.9)	186.0
Amortization of Value of Business Acquired	15.1	17.1	41.2
Depreciation	72.7	63.4	56.3
Impairment of Intangible Assets	—	856.4	190.9
Cumulative Effect of Change in Accounting Principle	—	—	(39.9)
Cash Transferred to Reinsurer for Individual Income Protection - Closed Block Restructuring Transaction	—	(707.4)	—
Cash Transferred to Reinsurer on Amendment of Existing Contract from Coinsurance to Modified Coinsurance	—	—	(286.2)
Other, Net	10.8	(47.2)	60.9

Net Cash Provided by Operating Activities	1,503.6	747.0	1,345.2

Cash Flows from Investing Activities
Proceeds from Sales of Available-for-Sale Securities	1,871.0	1,607.0	2,203.5
Proceeds from Maturities of Available-for-Sale Securities	1,169.7	1,744.8	2,748.7
Proceeds from Sales and Maturities of Other Investments	139.6	167.3	195.7
Purchase of Available-for-Sale Securities	(4,370.1)	(4,190.4)	(6,959.4)
Purchase of Other Investments	(524.4)	(115.4)	(161.8)
Net Sales (Purchases) of Short-term Investments	5.4	(74.7)	(119.0)
Acquisition of Business	(3.5)	(0.7)	110.0
Disposition of Business	8.8	(12.9)	(152.5)
Other, Net	70.2	(44.7)	26.9

Net Cash Used by Investing Activities	(1,633.3)	(919.7)	(2,107.9)

Cash Flows from Financing Activities
Deposits to Policyholder Accounts	2.9	3.7	5.0
Maturities and Benefit Payments from Policyholder Accounts	(7.4)	(11.3)	(19.5)
Net Short-term Debt Repayments	(227.0)	—	(255.0)
Issuance of Long-term Debt	399.6	300.0	575.0
Issuance of Common Stock	18.1	5.7	551.9
Dividends Paid to Stockholders	(88.7)	(88.4)	(98.1)
Other, Net	(26.5)	(27.8)	(24.5)

Net Cash Provided by Financing Activities	71.0	181.9	734.8

Effect of Foreign Exchange Rate Changes on Cash	(2.6)	2.3	4.9

Net Increase (Decrease) in Cash and Bank Deposits	(61.3)	11.5	(23.0)

Cash and Bank Deposits at Beginning of Year	130.7	119.2	142.2

Cash and Bank Deposits at End of Year	$69.4	$130.7	$119.2

Notes to Consolidated Financial Statements, page 108

Note 15 – Commitments and Contingent Liabilities, page 150

4. While we understand that you may not be able to estimate a range of reasonably possible losses of the lawsuits, please provide us in disclosure-type format the amounts being sought by the other party in each suit, as it was originally requested during our review of Form 10-K for the year ended December 31, 2003. Refer to comment nine of our letter dated June 4, 2004.

Response:

The matters discussed in Note 15 are categorized as either “reasonably possible” or “remote” under the guidelines of SFAS 5 and thus do not meet the condition in paragraph 8(a) for loss accrual. In addition, the matters do not meet the condition in paragraph 8(b). As requested in your June 2004 comment letter, in all filings subsequent to that date we have stated in our contingency footnote disclosures that the amount of loss, if any, cannot be reasonably estimated.

Since historically the demands of plaintiffs have been far in excess of amounts awarded or payments we have made in settlement of suits of the nature discussed, we believe it would be inappropriate and misleading to the investing public to include such amounts. We would be glad to discuss the rationale for our position further if you do not agree.

Acknowledgement:

As requested in your April 28 letter, we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or wish to discuss, please contact me at 423-294-1309.

Sincerely,

/s/ Robert C. Greving
Robert C. Greving Executive Vice President, Chief Financial Officer and Chief Actuary

CC:	Keira Ino
Division of Corporation Finance
United States Securities and Exchange Commission

Lisa Vanjoske
Division of Corporation Finance
United States Securities and Exchange Commission